SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 29 April 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



1.1     Transaction in Own shares released on 04 April 2005
1.2     Transaction in Own shares released on 05 April 2005
1.3     Transaction in Own shares released on 06 April 2005
1.4     Transaction in Own shares released on 07 April 2005
1.5     Transaction in Own shares released on 08 April 2005
1.6     Transaction in Own shares released on 11 April 2005
1.7     Transaction in Own shares released on 12 April 2005
1.8     Transaction in Own shares released on 13 April 2005
1.9     Transaction in Own shares released on 14 April 2005
2.0     Transaction in Own shares released on 15 April 2005
2.1     Directorate Change released on 15 April 2005
2.2     AGM - Item of Special Business released on 18 April 2005
2.3     Transaction in Own shares released on 18 April 2005
2.4     Transaction in Own shares released on 19 April 2005
2.5     Transaction in Own shares released on 20 April 2005
2.6     Transaction in Own shares released on 21 April 2005
2.7     Director Shareholding released on 21 April 2005
2.8     Transaction in Own shares released on 22 April 2005
2.9     Transaction in Own shares released on 25 April 2005
3.0     Holding(s) in Company released on 25 April 2005
3.1     Holding(s) in Company released on 25 April 2005
3.2     Transaction in Own shares released on 26 April 2005
3.3     Transaction in Own shares released on 27 April 2005
3.4     Transaction in Own shares released on 28 April 2005
3.5     Director Shareholding released on 28 April 2005
3.6     Transaction in Own shares released on 29 April 2005

EXHIBIT 1.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  4 April 2005



BP p.l.c. announces that on 1 April 2005, it purchased 2,800,000 ordinary shares at prices between 548.50 pence and 558.00 pence per share. The purchased shares will all be held as Treasury shares.



Following the above purchase, BP p.l.c. holds   119,125,000 ordinary shares in
Treasury, and has 21,364,887,995 ordinary shares in issue (excluding Treasury shares).



Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 April 2005

BP p.l.c. announces that on 4 April 2005, it purchased 1,900,000 ordinary shares at prices between 555.00 pence and 562.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 121,025,000 ordinary shares in Treasury, and has 21,363,071,215 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  6 April 2005



BP p.l.c. announces that on 5 April 2005, it purchased 2,800,000 ordinary shares at prices between 557.00 pence and 564.00 pence per share. The purchased shares will all be held as Treasury shares.



Following the above purchase, BP p.l.c. holds 123,825,000 ordinary shares in Treasury, and has 21,360,326,615 ordinary shares in issue (excluding Treasury shares).



Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  7 April 2005


BP p.l.c. announces that on 6 April 2005, it purchased 2,860,000 ordinary shares at prices between 556.50 pence and 562.00 pence per share. The purchased shares will all be held as Treasury shares.


Following the above purchase, BP p.l.c. holds 126,685,000 ordinary shares in Treasury, and has 21,357,522,595 ordinary shares in issue (excluding Treasury shares).


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 8 April 2005

BP p.l.c. announces that on 7 April 2005, it purchased 2,600,000 ordinary shares at prices between 562.00 pence and 569.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 129,285,000 ordinary shares in Treasury, and has 21,354,992,345 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 April 2005

BP p.l.c. announces that on 8 April 2005, it purchased 3,800,000 ordinary shares at prices between 562.50 pence and 568.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 133,085,000 ordinary shares in Treasury, and has 21,351,204,345 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 12 April 2005


BP p.l.c. announces that on 11 April 2005, it purchased 2,200,000 ordinary shares at prices between 557.50 pence and 563.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 135,285,000 ordinary shares in Treasury, and has 21,349,445,741 ordinary shares in issue (excluding Treasury shares).


Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 April 2005

BP p.l.c. announces that on 12 April 2005, it purchased 3,000,000 ordinary shares at prices between 556.00 pence and 562.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 138,285,000 ordinary shares in Treasury, and has 21,346,559,159 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 14 April 2005

BP p.l.c. announces that on 13 April 2005, it purchased 5,000,000 ordinary shares at prices between 546.00 pence and 556.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 143,285,000 ordinary shares in Treasury, and has 21,341,584,951 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 April 2005

BP p.l.c. announces that on 14 April 2005, it purchased 3,900,000 ordinary shares at prices between 538.0 pence and 545.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 147,185,000 ordinary shares in Treasury, and has 21,343,047,153 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.1

BP p.l.c. - Directorate Change
BP p.l.c. - 15 April 2005

The Board of BP p.l.c announces that Sir Robin Nicholson, FEng, FRS and Mr C F Knight retired as non-executive directors of the company with effect from the conclusion of the Annual General Meeting held on 14 April 2005.

EXHIBIT 2.2

BP p.l.c. - AGM - Item of special Business
BP p.l.c. - 18 April 2005

Item of Special Business - BP p.l.c. 2005 Annual General Meeting


Resolution 23 - Executive Directors' Incentive Plan


A print of the resolution concerning the above item of special business (as defined by the UKLA listing rules and not the Company's Articles of Association), which was passed at the BP p.l.c. Annual General Meeting held on 14 April 2005 has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No: (0) 20 7676 1000

EXHIBIT 2.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  18 April 2005


BP p.l.c. announces that on 15 April 2005, it purchased 2,450,000 ordinary shares at prices between 532.00 pence and 537.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 149,635,000 ordinary shares in Treasury, and has 21,335,637,551 ordinary shares in issue (excluding Treasury shares).


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 April 2005

BP p.l.c. announces that on 18 April 2005, it purchased 2,800,000 ordinary shares at prices between 517.5 pence and 524.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 152,435,000 ordinary shares in Treasury, and has 21,333,087,861 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 April 2005

BP p.l.c. announces that on 19 April 2005, it purchased 3,000,000 ordinary shares at prices between 524.0 pence and 529.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 155,435,000 ordinary shares in Treasury, and has 21,330,196,161 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  21 April 2005


BP p.l.c. announces that on 20 April 2005, it purchased 2,400,000 ordinary shares at prices between 525.50 pence and 534.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 157,835,000 ordinary shares in Treasury, and has 21,327,816,329 ordinary shares in issue (excluding Treasury shares).


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.7

BP p.l.c. - Director Shareholding
BP p.l.c. - 21 April 2005

We were advised yesterday, 20 April 2005, by Computershare Plan Managers that on 11 April 2005 the following Directors of BP p.l.c. acquired the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at GBP5.645 per share through participation in the BP ShareMatch UK Plan:-


Mr. I. C. Conn                      59 shares

Dr. A.B. Hayward                    59 shares

Mr. J.A. Manzoni                    59 shares

EXHIBIT 2.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  22 April 2005

BP p.l.c. announces that on 21 April 2005, it purchased 2,500,000 ordinary shares at prices between 522.00 pence and 529.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 160,335,000 ordinary shares in Treasury, and has 21,325,362,529 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 25 April 2005

BP p.l.c. announces that on 22 April 2005, it purchased 1,900,000 ordinary shares at prices between 528.00 pence and 533.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 162,235,000 ordinary shares in Treasury, and has 21,323,490,321 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.0

BP p.l.c. - Holding(s) in Company
BP p.l.c. - 25 April 2005

Letter to BP PLC

Companies Act 1985 ("The Act") - Part V1

I hereby inform you that as at 19 April 2005 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.52%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 21,333,087,861 is the latest figure available to us.

From Barclays


                             LEGAL ENTITY REPORT
BP                                                                SEDOL: 0798059

As at 19 April 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 750,956,107 ORD USDO.25 representing 3.52% of the issued share capital of 21,333,087,861 units.



Legal Entity                                         Holding     Percentage Held

Barclays Capital Securities Ltd                   17,211,535               .0807
Gerrard Ltd                                        4,159,927               .0195
Barclays Private Bank Ltd                          6,240,694               .0293
Barclays Bank Trust Company Ltd                      586,751               .0028
Barclays Global Fund Advisors                     49,552,219               .2323
Barclays Private Bank and Trust Ltd                    7,087               .0001
Barclays Global Investors, N.A.                  249,610,558              1.1701
Barclays Global Investors Japan Trust & Banking   26,996,752               .1265
Barclays Global Investors Australia Ltd            7,739,913               .0363
Barclays Global Investors Ltd                    344,590,325              1.6153
Barclays Private Bank and Trust Ltd                1,214,085               .0057
Barclays Global Investors Japan Ltd               13,035,478               .0611
Barclays Life Assurance Co Ltd                    29,693,039               .1392
Barclays Private Bank and Trust Ltd                    9,410               .0001
Barclays Bank PLC                                    308,334               .0014

          Group Holding                          750,956,107              3.5204

                             REGISTERED HOLDERS REPORT
BP                                                                 SEDOL:0798059

As at 19 April 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 750,956,107 ORD USDO.25 representing 3.52% of the issued share capital of 21,333,087,861 units.

Registered Holder                        Account Designation             Holding

Bank of Ireland                                                        3,042,531
BARCLAYS CAPITAL NOMINEES LIMI                                        15,940,966
BARCLAYS CAPITAL SECURITIES LT                                         1,270,569
BARCLAYS CAPITAL SECURITIES LT                                           308,334
Barclays Trust Co & Others                                               191,899
BARCLAYS TRUST CO AS EXEC/ADM                                             10,935
Barclays Trust Co DMC69                                                   34,596
Barclays Trust Co E99                                                     51,184
Barclays Trust Co R69 BNP                                                298,137
BNP PARIBAS                                                            1,352,017
CHASE NOMINEES LTD                             16376                  12,225,150
CHASE NOMINEES LTD                             20947                  98,725,162
CIBC MELLON GLOBAL SECURITIES                                            796,098
Clydesdale Nominees HGBO125                    00030251                    7,087
Clydesdale Nominees HGBO125                    00323364                    7,996
Clydesdale Nominees HGBO125                    00323372                   21,285
Clydesdale Nominees HGBO125                    00323496                   13,607
Clydesdale Nominees HGBO125                    00324018                    3,547
Clydesdale Nominees HGBO125                    00324085                    6,273
Clydesdale Nominees HGBO125                    00324190                    5,850
Clydesdale Nominees HGBO125                    00324492                   42,554
Clydesdale Nominees HGBO125                    00496994                    9,500
Clydesdale Nominees HGBO125                    00497036                    3,310
Clydesdale Nominees HGBO125                    00593965                    5,041
Clydesdale Nominees HGBO125                    00594198                    3,003
Clydesdale Nominees HGBO125                    00594414                    8,000
Clydesdale Nominees HGBO125                    00594465                    5,670
Clydesdale Nominees HGBO125                    00595534                    8,429
Clydesdale Nominees HGBO125                    00595569                      698
Clydesdale Nominees HGBO125                    00595712                    3,692
Clydesdale Nominees HGBO125                    00595801                    6,907
Clydesdale Nominees HGBO125                    00596123                    6,335
Clydesdale Nominees HGBO125                    00596980                   14,063
Clydesdale Nominees HGBO125                    00597103                    3,627
Clydesdale Nominees HGBO125                    00597324                   14,725
Clydesdale Nominees HGBO125                    00597332                    3,354
Clydesdale Nominees HGBO125                    00597375                   11,543
Clydesdale Nominees HGBO125                    00597383                   15,061
Clydesdale Nominees HGBO125                    00597448                    7,152
Clydesdale Nominees HGBO125                    00597758                    7,594
Clydesdale Nominees HGBO125                    00639191                    1,500
Clydesdale Nominees HGBO125                    00639213                    1,500
Clydesdale Nominees HGBO125                    00645442                   10,409
Clydesdale Nominees HGBO125                    00651361                    4,082
Clydesdale Nominees HGBO125                    00668604                    3,426
Clydesdale Nominees HGBO125                    00678693                    5,112
Clydesdale Nominees HGBO125                    00679401                   53,911
Clydesdale Nominees HGBO125                    00686050                   16,000
Clydesdale Nominees HGBO125                    00686408                    7,920
Clydesdale Nominees HGBO125                    00691088                    6,086
Clydesdale Nominees HGBO125                    00692386                   22,276
Clydesdale Nominees HGBO125                    00692963                   16,662
Clydesdale Nominees HGBO125                    00693013                    3,300
Clydesdale Nominees HGBO125                    00693030                   11,136
Clydesdale Nominees HGBO125                    00693269                   15,250
Clydesdale Nominees HGBO125                    00693404                    5,722
Clydesdale Nominees HGBO125                    00693480                    1,258
Clydesdale Nominees HGBO125                    00693552                    7,000
Clydesdale Nominees HGBO125                    00693900                   10,206
Clydesdale Nominees HGBO125                    00694028                    3,501
Clydesdale Nominees HGBO125                    00694222                    5,010
Clydesdale Nominees HGBO125                    00697205                    7,000
Clydesdale Nominees HGBO125                    00697329                   34,823
Clydesdale Nominees HGBO125                    00697388                    3,893
Clydesdale Nominees HGBO125                    00697663                   28,667
Clydesdale Nominees HGBO125                    00697701                    3,114
Clydesdale Nominees HGBO125                    00697710                   64,940
Clydesdale Nominees HGBO125                    00697728                   67,915
Clydesdale Nominees HGBO125                    00697736                    2,400
Clydesdale Nominees HGBO125                    00702950                    4,163
Clydesdale Nominees HGBO125                    00703140                    3,882
Clydesdale Nominees HGBO125                    00703310                    4,750
Clydesdale Nominees HGBO125                    00703353                    7,962
Clydesdale Nominees HGBO125                    00703396                    5,115
Clydesdale Nominees HGBO125                    00703876                    3,669
Clydesdale Nominees HGBO125                    00703884                    5,353
Clydesdale Nominees HGBO125                    00703914                    3,161
Clydesdale Nominees HGBO125                    00704007                    5,575
Clydesdale Nominees HGBO125                    00807507                   23,240
Clydesdale Nominees HGBO125                    00807663                    4,997
Clydesdale Nominees HGBO125                    00830118                    5,566
Clydesdale Nominees HGBO125                    00866805                    6,096
Clydesdale Nominees HGBO125                    00870357                   15,004
Clydesdale Nominees HGBO125                    00886083                    4,471
Clydesdale Nominees HGBO125                    00887365                    5,258
Clydesdale Nominees HGBO125                    01001022                       92
Clydesdale Nominees HGBO125                    01001464                    2,000
Clydesdale Nominees HGBO125                    01200114                   24,300
Clydesdale Nominees HGBO125                    03000000                    4,973
Clydesdale Nominees HGBO125                    03000441                    2,876
Clydesdale Nominees HGBO125                    03100012                    3,816
Clydesdale Nominees HGBO125                    03100071                   10,197
Clydesdale Nominees HGBO125                    03100241                    3,841
Clydesdale Nominees HGBO125                    03100420                    6,164
Clydesdale Nominees HGBO125                    03100926                   13,807
Clydesdale Nominees HGBO125                    03101086                   14,605
Clydesdale Nominees HGBO125                    03101280                    6,733
Clydesdale Nominees HGBO125                    03101680                    2,228
Clydesdale Nominees HGBO125                    03101868                    3,991
Clydesdale Nominees HGBO125                    03102058                    3,629
Clydesdale Nominees HGBO125                    03102252                    1,054
Clydesdale Nominees HGBO125                    03102317                    3,961
Clydesdale Nominees HGBO125                    03102406                    1,910
Clydesdale Nominees HGBO125                    03102465                   52,159
Clydesdale Nominees HGBO125                    03102546                    8,236
Clydesdale Nominees HGBO125                    03102554                   45,249
Clydesdale Nominees HGBO125                    03102660                    2,834
Clydesdale Nominees HGBO125                    03103119                    5,610
Clydesdale Nominees HGBO125                    03105820                    3,722
Clydesdale Nominees HGBO125                    07000093                    5,610
Clydesdale Nominees HGBO125                    07000662                    4,328
Clydesdale Nominees HGBO125                    07000697                   34,152
Clydesdale Nominees HGBO125                    07000832                    3,568
Clydesdale Nominees HGBO125                    07001065                    4,595
Clydesdale Nominees HGBO225                    00222649                    3,575
Clydesdale Nominees HGBO225                    00436843                    2,800
Clydesdale Nominees HGBO225                    00484015                    9,038
Clydesdale Nominees HGBO225                    00595798                    7,371
Clydesdale Nominees HGBO225                    00597278                   42,922
Clydesdale Nominees HGBO225                    00597758                    5,624
Clydesdale Nominees HGBO225                    00673551                    2,994
Clydesdale Nominees HGBO225                    00701601                    9,350
Clydesdale Nominees HGBO225                    00703825                    4,769
Clydesdale Nominees HGBO225                    00703833                   21,086
Clydesdale Nominees HGBO225                    00870934                   13,841
Clydesdale Nominees HGBO325                    00703094                    4,151
Clydesdale Nominees HGBO325                    00870934                    4,911
Clydesdale Nominees HGB1025                    00837619                   32,316
INVESTORS BANK AND TRUST CO.                                          37,972,823
INVESTORS BANK AND TRUST CO.                                             363,292
INVESTORS BANK AND TRUST CO.                                           1,034,988
INVESTORS BANK AND TRUST CO.                                         109,401,849
INVESTORS BANK AND TRUST CO.                                          13,363,826
INVESTORS BANK AND TRUST CO.                                           3,611,946
INVESTORS BANK AND TRUST CO.                                             246,468
INVESTORS BANK AND TRUST CO.                                           6,754,596
INVESTORS BANK AND TRUST CO.                                           5,161,006
INVESTORS BANK AND TRUST CO.                                          29,290,323
INVESTORS BANK AND TRUST CO.                                           6,258,692
INVESTORS BANK AND TRUST CO.                                             163,320
INVESTORS BANK AND TRUST CO.                                             245,218
INVESTORS BANK AND TRUST CO.                                           4,636,035
INVESTORS BANK AND TRUST CO.                                           4,088,280
INVESTORS BANK AND TRUST CO.                                             300,323
INVESTORS BANK AND TRUST CO.                                             615,349
INVESTORS BANK AND TRUST CO.                                          38,916,815
INVESTORS BANK AND TRUST CO.                                             995,417
JP MORGAN (BGI CUSTODY)                        16331                   6,910,517
JP MORGAN (BGI CUSTODY)                        16338                   1,330,830
JP MORGAN (BGI CUSTODY)                        16341                   3,037,684
JP MORGAN (BGI CUSTODY)                        16341                  12,541,404
JP MORGAN (BGI CUSTODY)                        16342                   2,645,912
JP MORGAN (BGI CUSTODY)                        16344                   1,069,414
JP MORGAN (BGI CUSTODY)                        16345                   1,805,018
JP MORGAN (BGI CUSTODY)                        16400                 232,607,711
JP MORGAN (BGI CUSTODY)                        17011                     352,260
JP MORGAN (BGI CUSTODY)                        18408                   1,032,302
JPMorgan Chase Bank                                                      179,605
JPMorgan Chase Bank                                                   11,501,263
JPMorgan Chase Bank                                                      536,574
JPMorgan Chase Bank                                                      914,407
JPMorgan Chase Bank                                                      213,103
JPMorgan Chase Bank                                                    2,963,354
JPMorgan Chase Bank                                                    2,340,969
JPMorgan Chase Bank                                                      572,152
JPMorgan Chase Bank                                                      261,516
JPMorgan Chase Bank                                                    4,617,918
JPMorgan Chase Bank                                                    2,895,891
JPMorgan Chase Bank                                                      439,710
JPMorgan Chase Bank                                                    1,957,361
JPMorgan Chase Bank                                                    1,503,604
JPMorgan Chase Bank                                                      252,703
JPMorgan Chase Bank                                                    1,678,771
JPMorgan Chase Bank                                                    1,718,009
JPMorgan Chase Bank                                                      899,479
JPMorgan Chase Bank                                                      225,903
JPMorgan Chase Bank                                                       38,255
JPMORGAN CHASE BANK                                                      662,073
JPMORGAN CHASE BANK                                                    4,093,349
JPMORGAN CHASE BANK                                                    3,646,564
Master Trust Bank                                                        324,351
Mellon Trust - Boston & SF                                             2,971,901
Mellon Trust - Boston & SF                                             2,029,439
MELLON TRUST OF NEW ENGLAND                                            2,519,758
Mitsubishi Trust International                                           141,771
Mitsubishi Trust International                                           243,254
NORTHERN TRUST BANK - BGI SEPA                                         3,231,120
NORTHERN TRUST BANK - BGI SEPA                                           669,539
NORTHERN TRUST BANK - BGI SEPA                                         2,734,462
R C Greig Nominees Limited a/c               BL1                       1,410,701
R C Greig Nominees Limited a/c               CM1                         436,605
R C Greig Nominees Limited GP1               GP1                       1,652,694
R C Greig Nominees Limited SA1               SA1                         659,927
Reflex Nominees Limited                                                    6,611
Reflex Nominees Limited                                                    2,799
State Street                                                             373,379
State Street                                                              72,729
STATE STREET BOSTON                                                   15,327,065
STATE STREET BOSTON                                                    1,857,257
Sumitomo TB                                                              123,668
The Northern Trust Co                                                  1,223,457
WELLS FARGO SEATTLE - WIRE BAN                                           368,025
ZEBAN NOMINEES LIMITED                                                 6,240,694

                                                       Total         750,956,107

EXHIBIT 3.1

BP p.l.c. - Holding(s) in Company
BP p.l.c. - 25 April 2005

Letter to RNS


We write to inform you that we received notification on 20 April 2005, dated 18 April 2005, from Barclays PLC disclosing a notifiable interest in our Ordinary Shares of US$0.25 each. The disclosure of their interest pursuant to Sections 198 to 202 of the Companies Act 1985 is shown below.

Letter from BP Plc



To: BP PLC
Dated: 18 April 2005

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 15 April 2005 Barclays PLC, through the legal entities listed on the schedule shown below, has a notifiable interest in the capital of your Company of 4.15%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are shown below.

The issued capital of 21,343,047,153 is the latest figure available to us.

From: Barclays Corporate Secretariat.



                               LEGAL ENTITY REPORT

BP                                                               SEDOL : 0798059

As at 15 April 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 884,865,275 ORD USD0.25 representing 4.15% of the issued share capital of 21,343,047,153 units.

Legal Entity                                        Holding      Percentage Held

Barclays Global Investors Japan Trust & Banking    26,996,752          .1265
Barclays Global Investors Australia Ltd             7,739,913          .0363
Barclays Bank Trust Company Ltd                       588,760          .0028
Barclays Global Investors Japan Ltd                12,829,143          .0601
Barclays Private Bank and Trust Ltd                     9,410          .0001
Barclays Global Fund Advisors                      49,552,219          .2322
Barclays Global Investors Ltd                     344,699,702         1.6150
Barclays Private Bank and Trust Ltd                 1,217,970          .0057
Barclays Life Assurance Co Ltd                     29,711,083          .1392
Barclays Private Bank and Trust Ltd                     7,087          .0001
Barclays Bank PLC                                     308,334          .0014
Barclays Private Bank Ltd                           6,239,225          .0292
Barclays Capital Securities Ltd                   150,669,340          .7059
Gerrard Ltd                                         4,166,771          .0195
Barclays Global Investors, N.A.                   250,129,566         1.1719
                                 Group Holding    884,865,275         4.1459


                               REGISTERED HOLDERS REPORT


BP                                                                 SEDOL:0798059

As at 15 April 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 884,865,275 ORD USD0.25 representing 4.15 % of the issued share capital of 21,343,047,153 units.


Registered Holder                        Account Designation            Holding

Bank of Ireland                                                        3,035,693
BARCLAYS CAPITAL NOMINEES LIMI                                       149,408,659
BARCLAYS CAPITAL SECURITIES LT                                         1,260,681
BARCLAYS CAPITAL SECURITIES LT                                           308,334
Barclays Trust Co & Others                                               191,899
BARCLAYS TRUST CO AS EXEC/ADM                                             10,935
Barclays Trust Co DMC69                                                   34,596
Barclays Trust Co E99                                                     52,693
Barclays Trust Co R69                                                    298,637
BNP' PARIBAS                                                           1,352,017
CHASE NOMINEES LTD                           16376                    12,225,150
CHASE NOMINEES LTD                           20947                    98,834,539
CIBC MELLON GLOBAL SECURITIES                                            796,098
Clydesdale Nominees HGB0125                  00030251                      7,087
Clydesdale Nominees HGB0125                  00323364                      7,996
Clydesdale Nominees HGB0125                  00323372                     21,285
Clydesdale Nominees HGB0125                  00323496                     13,607
Clydesdale Nominees HGB0125                  00324018                      3,547
Clydesdale Nominees HGB0125                  00324085                      6,273
Clydesdale Nominees HGB0125                  00324190                      5,850
Clydesdale Nominees HGB0125                  00324492                     42,554
Clydesdale Nominees HGB0125                  00496994                      9,500
Clydesdale Nominees HGB0125                  00497036                      3,310
Clydesdale Nominees HGB0125                  00593965                      5,041
Clydesdale Nominees HGB0125                  00594198                      3,003
Clydesdale Nominees HGB0125                  00594414                      8,000
Clydesdale Nominees HGB0125                  00594465                      5,670
Clydesdale Nominees HGBO125                  00595534                      8,429
Clydesdale Nominees HGB0125                  00595569                        698
Clydesdale Nominees HGB0125                  00595712                      3,692
Clydesdale Nominees HGB0125                  00595801                      6,907
Clydesdale Nominees HGB0125                  00595968                      3,885
Clydesdale Nominees HGB0125                  00596123                      6,335
Clydesdale Nominees HGB0125                  00596980                     14,063
Clydesdale Nominees HGB0125                  00597103                      3,627
Clydesdale Nominees HGB0125                  00597324                     14,725
Clydesdale Nominees HGB0125                  00597332                      3,354
Clydesdale Nominees HGB0125                  00597375                     11,543
Clydesdale Nominees HGB0125                  00597383                     15,061
Clydesdale Nominees HGB0125                  00597448                      7,152
Clydesdale Nominees HGB0125                  00597758                      7,594
Clydesdale Nominees HGB0125                  00639191                      1,500
Clydesdale Nominees HGB0125                  00639213                      1,500
Clydesdale Nominees HGB0125                  00645442                     10,409
Clydesdale Nominees HGB0125                  00651361                      4,082
Clydesdale Nominees HGB0125                  00668604                      3,426
Clydesdale Nominees HGB0125                  00678693                      5,112
Clydesdale Nominees HGB0125                  00679401                     53,911
Clydesdale Nominees HGB0125                  00686050                     16,000
Clydesdale Nominees HGB0125                  00686408                      7,920
Clydesdale Nominees HGB0125                  00691088                      6,086
Clydesdale Nominees HGB0125                  00692386                     22,276
Clydesdale Nominees HGB0125                  00692963                     16,662
Clydesdale Nominees HGB0125                  00693013                      3,300
Clydesdale Nominees HGB0125                  00693030                     11,136
Clydesdale Nominees HGB0125                  00693269                     15,250
Clydesdale Nominees HGB0125                  00693404                      5,722
Clydesdale Nominees HGB0125                  00693480                      1,258
Clydesdale Nominees HGB0125                  00693552                      7,000
Clydesdale Nominees HGB0125                  00693900                     10,206
Clydesdale Nominees HGB0125                  00694028                      3,501
Clydesdale Nominees  HGB0125                  00694222                     5,010
Clydesdale Nominees HGB0125                  00697205                      7,000
Clydesdale Nominees HGB0125                  00697329                     34,823
Clydesdale Nominees HGB0125                  00697388                      3,893
Clydesdale Nominees HGB0125                  00697663                     28,667
Clydesdale Nominees HGB0125                  00697701                      3,114
Clydesdale Nominees HGB0125                  00697710                     64,940
Clydesdale Nominees HGB0125                  00697728                     67,915
Clydesdale Nominees HGB0125                  00697736                      2,400
Clydesdale Nominees HGB0125                  00702950                      4,163
Clydesdale Nominees HGB0125                  00703140                      3,882
Clydesdale Nominees HGB0125                  00703310                      4,750
Clydesdale Nominees HGB0125                  00703353                      7,962
Clydesdale Nominees HGB0125                  00703396                      5,115
Clydesdale Nominees HGB0125                  00703876                      3,669
Clydesdale Nominees HGB0125                  00703884                      5,353
Clydesdale Nominees HGB0125                  00703914                      3,161
Clydesdale Nominees HGB0125                  00704007                      3,575
Clydesdale Nominees HGB0125                  00807507                     23,240
Clydesdale Nominees HGB0125                  00807663                      4,997
Clydesdale Nominees HGB0125                  00830118                      5,566
Clydesdale Nominees HGB0125                  00866805                      6,096
Clydesdale Nominees HGB0125                  00870357                     15,004
Clydesdale Nominees HGB0125                  00886083                      4,471
Clydesdale Nominees HGBO125                  00887365                      5,258
Clydesdale Nominees HGB0125                  01001022                         92
Clydesdale Nominees HGB0125                  01001464                      2,000
Clydesdale Nominees HGB0125                  10200114                     24,300
Clydesdale Nominees HGB0125                  03000000                      4,973
Clydesdale Nominees HGB0125                  03000441                      2,876
Clydesdale Nominees HGB0125                  03100012                      3,816
Clydesdale Nominees HGB0125                  03100071                     10,197
Clydesdale Nominees HGB0125                  03100241                      3,841
Clydesdale Nominees HGB0125                  03100420                      6,164
Clydesdale Nominees HGB0125                  03100926                     13,807
Clydesdale Nominees HGB0125                  03101086                     14,605
Clydesdale Nominees HGB0125                  03101280                      6,733
Clydesdale Nominees HGB0125                  03101680                      2,228
Clydesdale Nominees HGB0125                  03101868                      3,991
Clydesdale Nominees HGB0125                  03102058                      3,629
Clydesdale Nominees HGB0125                  03102252                      1,054
Clydesdale Nominees HGB0125                  03102317                      3,961
Clydesdale Nominees HGB0125                  03102406                      1,910
Clydesdale Nominees HGB0125                  03102465                     52,159
Clydesdale Nominees HGB0125                  03102546                      8,236
Clydesdale Nominees HGB0125                  03102554                     45,249
Clydesdale Nominees HGB0125                  03102660                      2,834
Clydesdale Nominees HGB0125                  03103119                      5,610
Clydesdale Nominees HGB0125                  03105820                      3,722
Clydesdale Nominees HGB0125                  07000093                      5,610
Clydesdale Nominees HGB0125                  07000662                      4,328
Clydesdale Nominees HGB0125                  07000697                     34,152
Clydesdale Nominees HGB0125                  07000832                      3,568
Clydesdale Nominees HGB0125                  07001065                      4,595
Clydesdale Nominees HGB0225                  00222649                      3,575
Clydesdale Nominees HGB0225                  00436843                      2,800
Clydesdale Nominees HGB0225                  00484815                      9,038
Clydesdale Nominees HGB0225                  00595798                      7,371
Clydesdale Nominees HGB0225                  00597278                     42,922
Clydesdale Nominees HGB0225                  00597758                      5,624
Clydesdale Nominees HGB0225                  00673551                      2,994
Clydesdale Nominees HGB0225                  00710601                      9,350
Clydesdale Nominees HGB0225                  00703825                      4,769
Clydesdale Nominees HGB0225                  00703833                     21,086
Clydesdale Nominees HGB0225                  00870934                     13,841
Clydesdale Nominees HGB0325                  00703094                      4,151
Clydesdale Nominees HGB0325                  00870934                      4,911
Clydesdale Nominees HGB1025                  00837619                     32,316
INVESTORS BANK AND TRUST CO.                                           1,034,988
INVESTORS BANK AND TRUST CO.                                          13,184,522
INVESTORS BANK AND TRUST CO.                                           3,611,946
INVESTORS BANK AND TRUST CO.                                           6,754,596
INVESTORS BANK AND TRUST CO.                                         109,922,114
INVESTORS BANK AND TRUST CO.                                          29,290,323
INVESTORS BANK AND TRUST CO.                                           6,258,692
INVESTORS BANK AND TRUST CO.                                             163,320
INVESTORS BANK AND TRUST CO.                                             245,218
INVESTORS BANK AND TRUST CO.                                             363,292
INVESTORS BANK AND TRUST CO.                                          37,972,823
INVESTORS BANK AND TRUST CO.                                             246,468
INVESTORS BANK AND TRUST CO.                                           4,636,035
INVESTORS BANK AND TRUST CO.                                           4,088,280
INVESTORS BANK AND TRUST CO.                                             300,323
INVESTORS BANK AND TRUST CO.                                             615,349
INVESTORS BANK AND TRUST CO.                                          38,916,815
INVESTORS BANK AND TRUST CO.                                             995,417
JP MORGAN (BGI CUSTODY)                      16331                     6,910,517
JP MORGAN (BGI CUSTODY)                      16338                     1,330,830
JP MORGAN (BGI CUSTODY)                      16341                     3,049,083
JP MORGAN (BGI CUSTODY)                      16341                    12,541,404
JP MORGAN (BGI CUSTODY)                      16342                     2,645,912
JP MORGAN (BGI CUSTODY)                      16344                     1,071,523
JP MORGAN (BGI CUSTODY)                      16345                     1,809,554
JP MORGAN (BGI CUSTODY)                      16400                   232,607,711
JP MORGAN (BGI CUSTODY)                      17011                       352,260
JP MORGAN (BGI CUSTODY)                      18408                     1,032,302
JPMorgan Chase Bank                                                      179,605
JPMorgan Chase Bank                                                   11,501,263
JPMorgan Chase Bank                                                      536,574
JPMorgan Chase Bank                                                      914,407
JPMorgan Chase Bank                                                      213,103
JPMorgan Chase Bank                                                    2,963,354
JPMorgan Chase Bank                                                    2,340,969
JPMorgan Chase Bank                                                      572,152
JPMorgan Chase Bank                                                      261,516
JPMorgan Chase Bank                                                    4,617,918
JPMorgan Chase Bank                                                    2,895,891
JPMorgan Chase Bank                                                      439,710
JPMorgan Chase Bank                                                    1,718,009
JPMorgan Chase Bank                                                      284,031
JPMorgan Chase Bank                                                       38,255
JPMorgan Chase Bank                                                      899,479
JPMorgan Chase Bank                                                    1,929,216
JPMorgan Chase Bank                                                    1,456,865
JPMorgan Chase Bank                                                      225,903
JPMorgan Chase Bank                                                    1,522,830
JPMORGAN CHASE BANK                                                      662,073
JPMORGAN CHASE BANK                                                    3,646,564
JPMORGAN CHASE BANK                                                    4,093,349
Master Trust Bank                                                        324,351
Mellon                                                                   125,000
Mellon Trust - Boston & SF                                             2,968,948
Mellon Trust - Boston & SF                                             2,029,439
MELLON TRUST OF NEW ENGLAND                                            2,519,758
Mitsubishi Trust International                                           243,254
Mitsubishi Trust International                                           141,771
NORTHERN TRUST BANK - BGI SEPA                                         3,231,120
NORTHERN TRUST BANK - BGI SEPA                                           669,539
NORTHERN TRUST BANK - BGI SEPA                                         2,734,462
R C Greig Nominees Limited a/c               BL1                       1,409,638
R C Greig Nominees Limited a/c               CMI                         437,905
R C Greig Nominees Limited GPI               GP1                       1,659,543
R C Greig Nominees Limited SAI               SA1                         659,685
Reflex Nominees Limited                                                    6,611
Reflex Nominees Limited                                                    2,799
State Street                                                             373,379
State Street                                                              72,729
STATE STREET BOSTON                                                    1,857,257
STATE STREET BOSTON                                                   15,320,174
Sumitomo TB                                                              123,668
The Northern Trust Co                                                  1,286,348
WELLS FARGO SEATTLE - WIRE BAN                                           368,025
ZEBAN NOMINEES LIMITED                                                 6,239,225
                                                      Total          884,865,275


EXHIBIT 3.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 26 April 2005

BP p.l.c. announces that on 25 April 2005, it purchased 2,150,000 ordinary shares at prices between 534.00 pence and 541.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 164,385,000 ordinary shares in Treasury, and has 21,321,366,120 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  27 April 2005



BP p.l.c. announces that on 26 April 2005, it purchased 2,896,000 ordinary shares at prices between 541.00 pence and 545.50 pence per share and between 1030.33 cents and 1037.17 cents per share. The purchased shares will all be held as Treasury shares.



Following the above purchase, BP p.l.c. holds 167,281,000 ordinary shares in Treasury, and has 21,318,485,372 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 28 April 2005

BP p.l.c. announces that on 27 April 2005, it purchased 3,900,000 ordinary shares at prices between 531.50 pence and 542.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 171,181,000 ordinary shares in Treasury, and has 21,314,588,960 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.5

BP p.l.c. - Director Shareholding
BP p.l.c. - 28 April 2005

The Company announces that on 28 April 2005, performance share awards (Awards) were made to the following Executive Directors under the share element of the BP Executive Directors' Incentive Plan (the Plan). The Plan was renewed by shareholders at the Company's annual general meeting on 14 April 2005.


Director                                        Max number of Ordinary Shares
                                                in the Company under Award

Lord Browne                                                         2,006,767
Dr D C Allen                                                          436,623
Mr I C Conn                                                           415,832
Dr A B Hayward                                                        436,623
Mr J A Manzoni                                                        436,623

                                               Max number of ADSs under award

Dr B E Grote                                                           83,630



The number of Shares/ADSs set out above is the maximum number which may vest under the Award. The actual number of Shares/ADSs which vest will depend on the extent to which performance conditions have been satisfied over a three-year period. These are described in the summary of the Plan set out in the Company's Directors' Remuneration Report. In addition, each Director will be entitled to additional Shares/ADSs representing the value of reinvested dividends on those Shares/ADSs which vest.

EXHIBIT 3.6


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 29 April 2005

BP p.l.c. announces that on 28 April 2005, it purchased 3,900,000 ordinary shares at prices between 531.00 pence and 538.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 175,081,000 ordinary shares in Treasury, and has 21,310,768,982 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 29 April, 2005                                        /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary